SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

ERICSSON US 401(k) Plan

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON US 401(k) Plan

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014 AND 2013

ERICSSON US 401(k) PLAN

Note A-	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

Tel: 214-969-7007	700 North Pearl,
Fax: 214-953-0722	Suite 2000
www.bdo.com	Dallas, TX 75201

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Ericsson US 401(k) Plan

Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the Ericsson US 401(k) Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of the year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dallas, Texas

June 29, 2015

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

ERICSSON US 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

(Thousands of dollars)

	2014	2013
Investments, at fair value:
Investments in Master Trust, at fair value (Notes 3 and 5)	$2,768,603	$2,597,618

Total investments	2,768,603	2,597,618

Receivables:
Notes receivable from participants	23,332	19,047
Employer’s contributions receivable	2,103	1,220

Total receivables	25,435	20,267

Net assets reflecting investments at fair value	2,794,038	2,617,885

Adjustment from fair value to contract for fully benefit-responsive investment contracts	(169)	2,356

Net assets available for benefits	$2,793,869	$2,620,241

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

ADDITIONS
Investment gain:
Plan interest in Master Trust investment gain (Note 3)	$166,138

Total investment gain	166,138

Interest on participant notes receivable	848

Contributions:
Participants	109,431
Employer	82,254
Rollover	13,761

Total contributions	205,446

Total Additions	372,432

DEDUCTIONS
Benefits paid to participants	(199,271)
Administrative expenses	(1,915)

Total Deductions	(201,186)

Net increase	171,246

Transfers into the Plan due to Plan mergers	2,382

Net assets available for benefits:
Beginning of year	2,620,241

End of year	$2,793,869

See accompanying notes to the financial statements.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

1.	THE PLAN

The following description of the Ericsson US 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or the “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an administrative committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.

The Plan is a single employer plan.

JPMorgan Chase Bank Investor Services is the trustee of the Plan and JPMorgan Retirement Plan Services was the recordkeeper of the Plan through April 3, 2014. On April 3, 2014, J. P. Morgan Asset Management signed an agreement to sell J. P. Morgan Retirement Plan Services to Great-West Financial. Currently, Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Participant contributions are made to the JP Morgan Chase Bank Investor Services (the “Trustee”) for investment each pay period. There are currently seventeen investment funds in addition to two asset allocation funds to which participants may direct their investments and a self – directed brokerage account (“SDA”). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or by visiting Retireonline.com to request an enrollment kit which includes application information or can contact the call center and request an application. Participants can choose these options for their contributions as well as the Company contributions.

Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson Services 401(k) Plan. On December 28, 2012 the Ericsson Services 401(k) Plan was merged into the Ericsson US 401(k) Plan formerly called the Ericsson Capital Accumulation and Savings Plan. Total assets transferred into the Plan due to the merger were approximately $140,800. The Plan remains as a Master Trust. See Note 3.

Effective January 1, 2013 the Plan was amended to merge the Telcordia Technologies 401(k) Savings Plan into the Plan and allow the Telcordia employees who satisfy the eligibility requirement of the Plan to participate in the Plan. Total assets transferred into the Plan due to the merger were approximately $1,053,165.

Effective June 30, 2014 the Azuki Systems, Inc. 401(k) Profit Sharing Plan and Trust merged into the Plan. Total assets transferred into the Plan due to the merger were approximately $2,382. This allowed the Azuki employees who satisfied the eligibility requirements of the Plan participation in the Plan.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Total contributions receivable were $2,103 and $1,220 at December 31, 2014 and 2013, respectively.

Valuation of Investments

The Plan participates in the Ericsson Master Trust (the “Master Trust”). All of the Plan’s investments are held in the Master Trust. See Note 3 for further discussion of the Master Trust. The Plan’s investments in the Master Trust are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan accounts for certain investment contracts in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962 (formerly known as FASB

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

Staff Position AAG INV-1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans). Under ASC 962, certain investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC 962, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts as well as the adjustment of fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Security Transactions

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Upon withdrawal from the Plan, participants invested in Company stock may elect to receive cash or Company stock. Whenever a participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the participants’ election to take cash upon withdrawal.

Vesting and Forfeitures

Company and participants’ capital accumulation contributions, and participants’ savings contributions, and the earnings thereon, are fully and immediately vested. Accordingly, there are no forfeitures in the Plan as of December 31, 2014 or 2013.

Expenses of the Plan

All net costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Expenses paid by the Master Trust are generally allocated proportionally based on the Plan’s interest in the Master Trust’s net assets or directly if specifically related to the Plan. Participants are responsible for their own managed account fees, brokerage fees, and loan fees.

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

Notes Receivable from Participants

Notes receivables from participants may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is fifty thousand dollars minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is one thousand dollars. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2014, interest rates range from 4.25% to 10.50%.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the participants’ accounts and all assets held under the Plan will be held for distribution to the participants.

The Company currently has no plans to terminate the Plan.

Benefit Payments

At December 31, 2014 and 2013, there were no benefit claims which had been processed and approved for payment but not yet paid. At Empower Retirement, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

Recently Issued Accounting Standards

In May 2015, the Financial Accounting Standards Board issued an accounting standards update which removes the requirements to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient. The standards update is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The adoption of this standards update is not expected to have a material impact on the Plan’s financial statements.

3.	THE MASTER TRUST

The trust holding the Plan’s assets was converted to a Master Trust on August 24, 2009.

The Master Trust was created pursuant to a trust agreement between the Company and the Trustee, as trustee of the funds, to permit the commingling of trust assets for investment and administrative purposes. The assets of the Master Trust are held by the Trustee. The Trustee receives all participating employee and Company contributions to the Plan and holds, manages, and invests the

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

same in accordance with the investment election of each participating employee, the terms and conditions of the Plan, and the instructions and directions of the Committee. As of December 31, 2014 and 2013, the Plan owned 100% of the assets in the Master Trust. Net investment income associated with the investments of the Master Trust are allocated to the Plan based upon the Plan’s participation in the investments that comprise the Master Trust and expenses of administering the Plan, including fees and expenses of the Trustee, may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

The following table summarizes the net assets and investment income of the Master Trust.

NET ASSETS OF THE MASTER TRUST	December 31, 2014	December 31, 2013
Investments at fair value:
Vanguard Institutional Index-Inst Plus	$510,992	$436,551
PIMCO Total Return Separate Account	282,483	287,154
Wells Fargo Stable Value	280,825	300,545
American Funds Europacific Growth Fund	275,313	264,840
Prudential Jennison Separate Account	205,969	197,412
Vanguard Mid-Cap Index-Inst Plus	186,009	149,769
American Century Investments Equity Income Fund	177,857	168,588
Vanguard Total Bond Market Index-Inst	133,508	85,244
Vanguard Small Cap Index-Inst	107,370	104,239
Morgan Stanley Institutional Mid Cap Fund	100,589	107,722
Prudential Jennison Target Small Cap	89,436	91,923
T Rowe Price Mid-Cap Value Equity Trust	81,552	73,109
JP Morgan Prime Money Market - Capital	73,580	72,449
JPMorgan Investment Self Directed Account	65,582	53,868
LM Ericsson Telephone Company, ADR, Class B	59,988	64,357
Eagle Small Cap Growth-Inst	59,947	59,207
Columbia Acorn International-Z	48,688	50,967
Oppenheimer Funds Developing Markets-Y	28,915	29,674

Total investments	2,768,603	2,597,618

Net assets available for benefits, at fair value	2,768,603	2,597,618

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(169)	2,356

Net assets available for benefits	$2,768,434	$2,599,974

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

INVESTMENT INCOME OF THE MASTER TRUST	Year ended December 31, 2014
Net appreciation in fair value of investments:
Company stock	$998
Common/collective funds	8,111
Registered investment companies	56,104
Separate accounts	22,830

$88,043

Dividends	54,918

Other income	23,177

Net investment income	$166,138

4.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary and is defined as any regular salaried or hourly employee who is employed by a participating employer and receives regular compensation in the form of a weekly, biweekly semi-monthly or monthly salary from an Ericsson U.S. payroll. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2014 and 2013, the numbers of active participants were roughly twelve thousand and twelve thousand, respectively.

Eligible participants may contribute on a pre-tax and/or Roth basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a participant’s eligible pay for employees who are not actively participating in the Company’s Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. All employee and Employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the web-based Empower Retirement “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L M Ericsson Telephone Co. shares of Common Stock to other investment funds.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

5.	FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques noted in ASC Topic 820; A) Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. B) Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost). C) Income approach: Techniques to convert future amounts to a single present amount based upon market expectation (including present value techniques, option-pricing and excess earnings models).

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2014 and 2013 and classified as Level 1 assets.

Collective Trust

Common/Collective Trusts (“CCTs”) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. CCTs are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCTs.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

Self-Directed Brokerage Accounts (SDA)

SDA accounts include investments in cash and cash equivalents, common stock, preferred stock, registered investment companies and partnerships and are classified as Level 2 investments. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above. Partnerships are valued using the Plan’s investment manager’s best estimates based on the partnership’s financial statements and the plans allocation of earnings and losses.

Commingled Funds

Valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund minus applicable costs and liabilities and then divided by the number of shares outstanding and are classified as Level 2 investments.

Common Stocks

Ericsson Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Separately Managed Accounts

Self-managed fund consisting of a portfolio of assets under the management of a professional investment firm and primarily valued using prices obtained from independent pricing services and are classified as Level 2 investments.

The mutual funds include a mix of predominately private account bond portfolios.

The U.S. equities funds include a mix of predominately U.S. common stocks, cash and American depository receipts.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

As of December 31, 2014, the Master Trust investments measured at fair value on a recurring basis were as follows:

December 31, 2014	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$937,878	$—	$—	$937,878
Domestic equity	427,829	—	—	427,829
International equity	352,917	—	—	352,917
Money market	73,580	—	—	73,580

Total mutual funds	1,792,204	—	—	1,792,204
Separate accounts:
Fixed income	—	282,483	—	282,483
Domestic equity	—	188,940	—	188,940
International equity	—	15,417	—	15,417
Money market	—	1,612	—	1,612

Total separate accounts	—	488,452	—	488,452
Ericsson stock fund	59,988	—	—	59,988
Commingled funds:
Fixed income	—	280,825	—	280,825
Domestic equity	—	81,552	—	81,552

Total commingled funds	—	362,377	—	362,377
Self-directed accounts:
Common and preferred stocks	—	38,835	—	38,835
Interest bearing cash	—	13,726	—	13,726
Registered investment companies	—	12,858	—	12,858
Corporate debt	—	173	—	173
Options	—	(10)	—	(10)

Total self-directed accounts	—	65,582	—	65,582

Total investments at fair value	$1,852,192	$916,411	$—	$2,768,603

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

As of December 31, 2013, the Master Trust investments measured at fair value on a recurring basis were as follows:

December 31, 2013	Level 1	Level 2	Level 3	Total
Mutual funds:
Index funds	$775,802	$—	$—	$775,802
Domestic equity	427,440	—	—	427,440
International equity	345,482	—	—	345,482
Money market	72,449	—	—	72,449

Total mutual funds	1,621,173	—	—	1,621,173
Separate accounts:
Fixed income	—	287,154	—	287,154
Domestic equity	—	180,683	—	180,683
International equity	—	13,496	—	13,496
Money market	—	3,233	—	3,233

Total separate accounts	—	484,566	—	484,566
Ericsson stock fund	64,357	—	—	64,357
Commingled funds:
Fixed income	—	300,545	—	300,545
Domestic equity	—	73,109	—	73,109

Total commingled funds	—	373,654	—	373,654
Self-directed accounts:
Common and preferred stocks	—	30,149	—	30,149
Interest bearing cash	—	14,568	—	14,568
Registered investment companies	—	9,063	—	9,063
Corporate debt	—	105	—	105
Options	—	(17)	—	(17)

Total self-directed accounts	—	53,868	—	53,868

Total investments at fair value	$1,685,530	$912,088	$—	$2,597,618

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson Inc. Ericsson Inc. sponsors the plan; therefore, these investments qualify as a party-in-interest transaction. The Plan recorded purchases of $11,673 and sales of $20,429 of the Company’s stock during the year ended December 31, 2014.

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions served or are currently serving as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

7.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its most recent

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

amendments on September 11, 2014. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the stable value fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average yield of the synthetic GICs based on actual earnings was approximately 1.54% and 1.66% at December 31, 2014 and 2013, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 1.29% and 1.19% at December 31, 2014 and 2013, respectively.

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

The following table shows the adjustment from fair value to contract value for the fully benefit-responsive investment contract, in the Master Trust as of December 31, 2014:

December 31, 2014	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Voya Ins. and Annuity Co.	A-	$33,561	$—	$183	$33,744
Voya Ins. and Annuity Co.	A-	33,260	—	182	33,442
Prudential Ins. Co. of America	AA-	14,980	—	13	14,993
Nationwide Life Ins. Co.	A+	41,562	—	(11)	41,551
Prudential Ins. Co. of America	AA-	67,952	—	61	68,013
Nationwide Life Ins. Co.	A+	27,753	—	(7)	27,746
Collective Trust Funds
Liabilities: Admin and wrapper contract fees payable		61,997		(590)	61,407

Total		$281,065	$	$(169)	$280,896

The following table shows the adjustment from fair value to contract value for the fully benefit-responsive investment contract, in the Plan as of December 31, 2013:
December 31, 2013	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
ING Life Ins. Co.	A-	$33,070	$—	$291	$33,361
ING Life Ins. Co.	A-	32,878	—	289	33,167
Prudential Ins. Co. of America	AA-	108,479	—	2,688	111,167
Collective Trust Funds		126,484	—	(912)	125,572
Liabilities: Admin and wrapper contract fees payable		(179)	—	—	(179)

Total		$300,732	$—	$2,356	$303,088

ERICSSON US 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

(Thousands of dollars)

9.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE PLAN

In accordance with the investment strategy of the managed accounts, the Plan’s investment managers may execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 31, 2014 and 2013 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Plan’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

As of December 31, 2014 and 2013, the Plan did not hold any such investments.

ERICSSON US 401(k) PLAN

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(Thousands of dollars)

EIN: 06-1119960

Plan Number: 006

Name and Issuer	Description of Investment	Current Value
*Various Participants	Notes receivable (4.25% - 10.50%)	$23,332

(*)	Indicates a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson US 401(k) Plan

Date: 06/29/15

Toby Todd
Head of Total Rewards, Region North America

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith